Shareholder meeting

On May 26, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 5,628,966 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                FOR             WITHHELD
                                                AUTHORITY

James F. Carlin                 5,581,364       47,217
William H. Cunningham           5,577,854       50,727
Richard P. Chapman, Jr.         5,577,012       51,569
James A. Shepherdson            5,582,102       46,479

The preferred shareholders elected Patti McGill Peterson to serve as the Fund's Trustee until her successor is duly elected and qualified, with the votes tabulated as follows: 385 FOR, 0 AGAINST, 0 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditor for the fiscal year ending May 31, 2005, with votes tabulated as follows: 5,572,596 FOR, 18,648 AGAINST and 37,722 ABSTAINING.

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